HOWE BARNES
HOEFER & ARNETT

2008 Southern California Bus Trip

February 20, 2008

PROVIDENT

Provident Financial Holdings, Inc.

www. myprovident.com

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Organizational Chart



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp

PROVIDENT
Provident Financial Holdings, Inc.

PROV Overview

Regional Banking Services Company Based in the Inland Empire Region of Southern California

- Expanding Customer Base and Market
- Strong Mortgage Operations
- Largest Independent Community Bank Headquartered in Riverside County, California
- Fifth Largest Deposit Market Share in the Riverside-San Bernardino RMA

Provident Financial Holdings, Inc.

Provident Locations

Pleasanton, Northern California


San Luis Obispo
Kern
Santa Barbara
San Bernardino
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Beaumont (Winter 2009)
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (Fall 2008)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga

Retail Offices:

- Glendora
- Riverside

PROV Highlights

Financial Position:	As of 12/31/2007	As of 09/30/2006
Total Assets …………………….	$ 1.64 Billion	$ 1.70 Billion
Loans Held for Investment ……	$ 1.40 Billion	$ 1.31 Billion
Deposits ………………………..	$ 1.01 Billion	$ 915.0 Million
Equity ……………………………	$ 126.3 Million	$ 138.4 Million
Tangible Equity …………………	$ 126.3 Million	$ 138.4 Million

Financial Results:	Quarter Ended 12/31/2007	Quarter Ended 09/30/2006
Net Income ……………………..	$ 1.2 Million	$ 5.3 Million
Return on Average Equity …….	3.72%	15.25%
Return on Average Assets …….	0.29%	1.28%
Net Interest Margin …………….	2.42%	2.68%
Efficiency Ratio ………………..	62.45%	45.37%
Total Loan Originations ……….	$ 192.7 Million	$ 429.7 Million
Provident Bank ……………..	$ 61.6 Million	$ 70.2 Million
Provident Bank Mortgage ….	$ 131.1 Million	$ 359.5 Million

PROVIDENT
Provident Financial Holdings, Inc.

Quarterly Net Income



(In Millions)
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$3.9
$1.5
$2.5
$2.0
$0.8
$1.2
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Net Income was $5.3 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments


(In Millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
-$1.0
-$2.0
-$3.0
$0.9
$6.1
$0.1
$2.7
$5.4
$(0.8)
$6.5
$(2.7)
$4.6
$(3.0)
$5.0
$(2.8)
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Community Banking
Mortgage Banking

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $8.4 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$10.7
$10.5
$10.7
$9.9
$9.4
$9.6
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Non-Interest Income



(In Millions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.6
$3.5
$1.4
$2.9
$1.4
$2.3
$1.6
$0.6
$1.3
$0.1
$1.0
$0.9
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Gain on Sale of Loans
Other Fees

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Other Fees were $3.9 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Net Interest Margin



3.00%
2.75%
2.50%
2.25%
2.00%
2.67%
2.50%
2.49%
2.37%
2.40%
2.42%
Lower short-term rates and steeper yield curve are helping.
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin vs. Fed Funds



5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
Current = 3%
March 18, 2008 ?

	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NIM (%)	3.00%	2.82%	2.67%	2.50%	2.49%	2.37%	2.40%	2.42%	
Fed Funds (%)	4.75%	5.25%	5.25%	5.25%	5.25%	5.25%	4.75%	4.25%	3.00%

Operating Expenses



Mortgage Banking related.
(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.2
$8.2
$8.6
$8.8
$7.6
$7.2
12% Decline
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

G&A to Average Assets


2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
1.99%
1.92%
1.96%
2.06%
1.91%
1.77%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Efficiency Ratio



75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
51.94%
55.72%
59.86%
72.78%
70.95%
62.45%
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, the Efficiency Ratio was 45.37% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Assets



1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.95%
0.35%
0.58%
0.47%
0.19%
0.29%
09/06 (1)
12/06
03/07
06/07
09/07
09/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Assets was 1.28% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Equity



12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
11.36%
4.40%
7.60%
6.09%
2.36%
3.72%
09/06 (1)
12/06
03/07
06/07
09/07
09/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Equity was 15.25% as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Diluted Earnings per Share



$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
$0.57
$0.22
$0.39
$0.32
$0.12
$0.19
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Diluted Earnings per Share was $0.77 as described in the Form 10-Q for the quarter ended September 30, 2006.

Book Value and Tangible Book Value per Share



$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
No Goodwill.
$20.09
$19.99
$20.11
$20.22
$20.24
$20.38
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank
More for you everyday.

Total Assets



(In Millions)
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,699
$1,772
$1,770
$1,649
$1,606
$1,640
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Loan to Investment Mix


(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$194
$182
$165
$151
$144
$154
$1,309
$1,391
$1,391
$1,351
$1,367
$1,395
5% C.A.G.R.*
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/06 through 12/31/07.

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.



(In Millions)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$70
$94
$55
$17
$60
$62
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Loan Portfolio Mix

(Loans Held for Investment)



As of 12/31/2007
(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$814
$577
$4
20% increase.
Single-Family
"Preferred Loans"
Other
As of 09/30/2006
(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$818
$479
$12
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Provident Financial Holdings, Inc.

Non-Traditional Loans Held for Investment
Single-Family First Trust Deeds
(Unaudited)
As of December 31, 2007

(Dollars in Thousands)	Outstanding Balance (1)	Weighted Average FICO (2)	Weighted Average LTV (3)	Weighted Average Seasoning (4)
Interest Only	$ 608,890	734	74%	2.06 Years
Stated Income (5)	$ 442,197	731	73%	2.16 Years
FICO <= 660	$ 25,234	641	72%	2.76 Years
> 30 Year Amortization	$ 28,938	740	68%	2.38 Years

(1) The outstanding balance presented on this table may overlap more than one category.
(2) The FICO score represents the credit worthiness, as reported by an independent third party, of a borrower based on the borrower's credit history. A higher FICO score indicates a greater degree of creditworthiness.
(3) LTV (loan-to-value) is the ratio calculated by dividing the original loan balance by the original appraised value of the real estate collateral.
(4) Seasoning describes the number of years since the funding date of the loan.
(5) Stated income is defined as a borrower provided level of income which is not subject to verification during the loan origination process.

Provident Financial Holdings, Inc.

Asset Quality

Generic Payment Shock Example
Interest Only vs. Option ARM

Interest Only	Payment	Option ARM*	Payment
5 x 1, 6-Month LIBOR + 2.75%		6-Month LIBOR + 3.50%	
Original Loan of $400,000		Monthly Adjustable, 115% Neg-Am Cap	
Initial Rate of 5.50%	$1,833	Original Loan of $400,000	
		Initial Rate of 2.00% (Many at 1.00%)	$667
		2nd Year Payment (7.5% Payment Cap)	$717
		3rd Year Payment (7.5% Payment Cap)	$771
6th Year Rate Reset to 5.71%	$2,507	27th Month Rate Reset at 6.46%	$3,738
Loan Balance Unchanged at $400,000		Loan Balance Increased to $460,000	
Semi-Annual Adjustable		Monthly Adjustable	
(Fully Amortized, 25 Years)		(Fully Amortized, 27.8 Years)	
Payment Shock >>>>>>>>>>>>>>>	**$673**	**Payment Shock >>>>>>>>>>>>>>>>>>>>**	**$2,967**

(*) The average interest rate on this note was 8.39% over the first 26 months, which accumulated as $60,000 of negative amortization requiring a recast of the loan.

Asset Quality

Provident Financial Holdings, Inc.

Non-Performing Assets ("NPA") & NPA to Total Assets



$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(InThousands)
2.60%
2.40%
2.20%
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
(Percentage)

	09/06	12/06	03/07	06/07	09/07	12/07
Non-Performing Assets	$4,426	$13,740	$14,680	$19,711	$20,591	$24,372
NPA to Total Assets	0.26%	0.78%	0.83%	1.20%	1.28%	1.49%

Asset Quality

Provident Financial Holdings, Inc.

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
-$1,000
(In Thousands)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
(Percentage)

	09/06	12/06	03/07	06/07	09/07	12/07
PLL	$637	$3,746	$1,185	-$490	$1,519	$2,140
ALL to LHI	0.82%	1.04%	1.12%	1.09%	1.13%	1.22%

Provident Financial Holdings, Inc.

Deposit Market Share

RMA: Riverside-San Bernardino, CA
As of June 30, 2007 (Dollars in Thousands) Source: FDIC

2007 Rank	2006 Rank	Institution (ST)	Type	2007 of Branches	2007 Deposits in Market	2007 Mkt. Share %	2006 Deposits in Market	2006 Mkt. Share %
1	1	Bank of America Corp. (NC)	Bank	40	$3,993,808	29.01	$4,082,720	29.52
2	2	Washington Mutual Inc. (WA)	Thrift	18	$1,686,015	12.25	$1,728,040	12.49
3	3	Wells Fargo & Co. (CA)	Bank	28	$1,547,847	11.24	$1,519,886	10.99
4	4	Citigroup Inc. (NY)	Bank	14	$913,847	6.64	$927,302	6.70
5	**7**	**Provident Financial Holdings**	**Thrift**	**8**	**$631,990**	**4.59**	**$583,494**	**4.22**
6	5	UnionBanCal Corp. (CA)	Bank	15	$604,596	4.39	$642,531	4.65
7	6	CVB Financial Corp. (CA)	Bank	6	$570,597	4.14	$635,349	4.59
8	9	Fremont General Corp. (CA)	Bank	1	$483,375	3.51	$435,957	3.15
9	8	Community Bank (CA)	Bank	4	$443,148	3.22	$488,547	3.53
10	10	Wachovia Corp. (NC)	Bank	2	$375,029	2.72	$306,423	2.22
		Total For Institutions In Market		**201**	**$13,766,113**		**$13,832,355**	

Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings


(In Millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$618
$541
$379
$689
$570
$360
$637
$618
$366
$503
$648
$353
$453
$676
$336
$494
$666
$340
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition

Provident Financial Holdings, Inc.



As of 12/31/2007
(In Millions)
$700
$600
$500
$400
$300
$200
$100
$0
$666
$147
$120
$43
$30
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market



As of 09/30/2006
(In Millions)
$500
$400
$300
$200
$100
$0
$541
$170
$127
$49
$33
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

PROVIDENT
Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT
Bank Mortgage™
Faster funded home loans.

Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations



(In Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$48
$311
$79
$310
$37
$294
$39
$189
$34
$97
$33
$98
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

PBM Purchase vs. Refinance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	09/06	12/06	03/07	06/07	09/07	12/07
Refinance	58%	66%	65%	73%	61%	59%
Purchase	42%	34%	35%	27%	39%	41%

(Quarter Ended)

"High Margin" vs. "Low Margin" Products


(In Millions)
$350
$300
$250
$200
$150
$100
$50
$0
$71
$89
$91
$97
$79
$89
$240
$221
$203
$92
$18
$9
Alt-A lending has declined!
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Provident Financial Holdings, Inc.

Loan Sale Margin



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.11%
1.00%
0.71%
0.31%
0.11%
1.09%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity


(In Millions)
$140
$135
$130
$125
$120
$115
$110
$105
$100
$138
$134
$132
$129
$126
$126
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Share Repurchase Program


200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	09/06	12/06	03/07	06/07	09/07	12/07
Shares Repurchased	111,185	190,338	194,580	168,491	150,712	36,369
Average Cost per Share	$30.35	$30.09	$27.62	$24.79	$22.40	$19.24

(Quarter Ended)

Cash Dividend per Share



$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.15
$0.18
$0.18
$0.18
$0.18
$0.18
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Consolidated Capital Ratio



Equity to Assets
8.14%
7.55%
7.43%
7.82%
7.85%
7.70%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Capital is king in this environment!

Bank Capital Ratio



Tier 1 Core Capital Ratio
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
7.51%
7.14%
7.15%
7.63%
7.18%
7.14%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Value Proposition

Stock Price to Tangible Book Value Multiple


2.00x
1.80x
1.60x
1.40x
1.20x
1.00x
0.80x
0.60x

	Mar 2006	Jun 2006	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007
Price/TBV	1.69x	1.54x	1.50x	1.52x	1.37x	1.24x	1.10x	0.81x

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™
NASDAQ
LISTED

www.myprovident.com